

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2021

Jim Coffey
Chief Operating Officer and General Counsel
ADVENT TECHNOLOGIES HOLDINGS, INC.
200 Clarendon Street
Boston, MA 02116

> **Re: ADVENT TECHNOLOGIES HOLDINGS, INC.**
> **Registration Statement on Form S-1**
> **Filed February 16, 2021**
> **File No. 333-253114**

Dear Mr. Coffey:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charles Eastman, Staff Accountant at (202) 551-3794 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing